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                                                                    Exhibit 4.24


                               September 27, 1996

Marine Midland Bank
250 Park Avenue, 4th Floor
New York, NY  10177
Attn:  Stephen J. Hartman

Ladies and Gentlemen:

   In connection with the proposed initial public offering (the "IPO") of common stock, par value $.01 per share (the "Common Stock"), of Education Management Corporation, a Pennsylvania corporation (the "Company"), this will confirm that the Company and Marine Midland Bank, not in its corporate capacity, but solely in its capacity as trustee (the "Trustee"), and on behalf, of the Education Management Corporation Employee Stock Ownership Trust (the "Trust"), which forms a part of the Education Management Corporation Employee Stock Ownership Plan, have agreed as follows:

   The Trust will, if the Company exercises its right of optional redemption under Article Fourth, Section A(6) of the Restated Articles of Incorporation of Education Management Corporation (the "Articles") with respect to the shares of Series A 10.19% Preferred Stock of the Company, par value $0.0001 per share ("Preferred Stock") then held by the Trust, and at the request of the Company, exercise its right under Article Fourth, Section A(5) of the Articles to convert such Preferred Stock into shares of Class A Common Stock of the Company, par value $0.0001 per share ("Class A Common Stock"), and waive its right to all but two days' prior notice of redemption under Article Fourth, Section C of the Articles; provided, however, that such obligation to convert shall be subject to the following conditions:

(A) The Trustee shall have received assurances satisfactory to it and its legal counsel that the IPO will be consummated immediately following such conversion; and

(B) If the initial offering price per share of Common Stock (calculated before underwriting discounts or commissions) in the IPO is less than the Specified Amount (as hereinafter defined), the Company shall pay to the Trust, concurrently with the conversion, an amount equal to (i) the difference between the Specified Amount and such initial offering price per share, multiplied by (ii) the number of shares of Common Stock into which the shares of Class A Common Stock to be received by the Trust upon the conversion of the Preferred Stock are to be reclassified. The "Specified Amount" with respect to a share of Common Stock is (i) the implied conversion price of $12.96 per
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  share (or $13.14 per share if the IPO is consummated prior to October 26,
  1996), plus (ii) the amount of accrued and unpaid dividends through the closing of the IPO (estimated to be an implied amount of $.44 per share of Common Stock, assuming the IPO is consummated on October 31, 1996); provided, however, that the Specified Amount has been calculated assuming the reclassification of each share of Class A Common Stock into one-half share of Common Stock and will be subject to appropriate adjustment if such reclassification is made on any other basis.

   Notwithstanding the foregoing, the Trust shall not be required to convert such Preferred Stock or waive such notice if the Trust reasonably determines, upon the written advice of its outside legal counsel, that such conversion or waiver would cause the Trust to violate any fiduciary duty imposed on the Trust by the Employee Retirement Income Security Act of 1974, as amended, or the Internal Revenue Code of 1986, as amended.

   This letter agreement supersedes all prior understandings on the subject matter hereof, including, without limitation, paragraph (ii) of the Letter Agreement dated August 9, 1996 between the Company and the Trust.

   If the foregoing terms correctly reflect our agreement, please so indicate by executing and returning the enclosed counterpart of this letter.

                                  Very truly yours,

                                  EDUCATION MANAGEMENT CORPORATION

                                  By:___________________________
                                        Robert T. McDowell
                                        Senior Vice President,
                                        Chief Financial Officer
                                        and Treasurer


AGREED TO AND ACCEPTED:

MARINE MIDLAND BANK, not in
its corporate capacity, but solely in
its capacity as trustee, and on behalf,
of the Education Management
Corporation Employee Stock
Ownership Trust

By:_________________________
  Stephen J. Hartman
  Senior Vice President